February 4, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin Dougherty, Senior Counsel

Re:	GigCapital4, Inc.

Registration Statement on Form S-1

File No. 333-252315

Acceleration Request

Requested Date: February 8, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GigCapital4, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-252315) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Jeffrey C. Selman of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey C. Selman of DLA Piper LLP (US) at 415-615-6095, or in his absence, Ben Griebe of DLA Piper LLP (US) at 650-833-2209. Thank you for your assistance.

Very truly yours,

/s/ Dr. Raluca Dinu
Raluca Dinu Chief Executive Officer, President and Secretary

cc:	Dr. Avi S. Katz (GigCapital4, Inc.)

Jeffrey C. Selman (DLA Piper LLP (US))

Ben Griebe (DLA Piper LLP (US))

Elena Nrtina (DLA Piper LLP (US))

Douglas S. Ellenoff (Ellenoff Grossman & Schole LLP)

Joshua N. Englard (Ellenoff Grossman & Schole LLP)

Anthony Ain (Ellenoff Grossman & Schole LLP)